FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION

IN THE UNITED STATES

Freegold Secures Alternative Financing and Commences Drilling on Rob Property

July 30, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has received board and lender approval for a US $2 million financing which is expected to close shortly.  Freegold is also in the process of securing an additional US $2 million funding commitment, which would bring total proceeds to US $4 million.  In connection with the above, Freegold is terminating its engagement for the longer-term debt financing that was announced on July 18, 2008.

Freegold is also pleased to announce that core drilling has commenced on the Rob gold property with a program designed to extend both the strike and dip of the high-grade Grey Lead vein encountered in all eight holes of last year’s program (including 4 m grading 29.0 g/t and 4.1 m grading 20.1 g/t), and to test a large quartz stock-work vein system also on the property which has returned surface grab samples as high as 699, 175 and 121 g/tonne gold.

The first tranche of Freegold’s financing will be in the form of a US $2 million bridge loan facility provided with a maturity date of January 15, 2009.  Terms for this facility include an annual interest rate of 12.5%, a cash closing fee, and 350,000 warrants to purchase common stock of the Company for a two year period at a price equal to the average market price of the Company’s shares for the 10 trading days immediately preceding closing.  The lender will have the right to put the warrants back to the Company one year after closing of the bridge at a pro-rata price.

Freegold is also awaiting credit approval from a second lender for an additional $2 million facility on terms similar to those described above.  Both facilities would share the collateral, being a first priority pledge of the shares in Freegold’s wholly owned US subsidiaries and a general security agreement against the personal property of the company (including a second charge against the processing and private property assets currently collateralizing an equipment loan at Golden Summit).  Both bridge facilities can be prepaid at any time, and all proceeds generated from subsequent financings must be used to repay the two facilities.

Commenting on the financings, Freegold president and CEO, Steve Manz, said “With the recent selling pressure on our shares, we focused our efforts on trying to arrange a large debt facility as a means of minimizing longer term equity dilution.  It became clear from the feedback we received from our shareholders, that they were concerned about the overhang this debt would have on our ability to continue to grow the Company.  This current bridge facility will offer the Company time with which to pursue numerous other alternatives.  We are continuing to process bulk samples through our 1,200 ton per day gravity-recovery plant at Golden Summit and we expect to see positive cash flow from this operation over the coming months which will also be used to fund our ongoing programs and administration of the Company.

During these difficult markets for the junior mining equities, Freegold will seek to leverage its operating expertise and its processing plant into alternative sources of cash flow generation. Our modular and portable processing plant, which is only permitted to operate for a short summer period at Golden Summit, is completely self-contained (including 1.2 MW of portable power generation, dual crushing circuits, ball mill grinding circuits and multiple-stage gravity concentration) and can be transported to other projects.  As a result, we are currently investigating a number of high-grade stock-piles in the southern US that could be amenable to processing using our plant as a source of additional cash flow for the company.”

The above transactions are subject to regulatory approval.  The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers.   The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold has finalized a 54,700-foot drilling program which has successful identified numerous extensions to the gold mineralization, along with newly identified open-ended areas of molybdenum mineralization. The Company is in the process of generating a new 43-101 resource which will be followed with the commencement of new economic evaluations.  Freegold's 40,100-foot drill program in 2007 continued to discovery new high-grade veins and bulk tonnage shear zones on its 93% controlled Golden Summit project outside Fairbanks, Alaska. Historically over 6.75 million ounces have been recovered from streams that drain the Golden Summit project area and an additional 500,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project which is situated less than 5 miles to the north of the +7 million ounce Fort Knox Mine.   Further evaluation and expansion of the mineralization is currently being undertaken with a combination of closely spaced shallow drilling, deeper, systematic core drilling and on-going bulk sampling program using an on-site gravity-based concentration plant.  Drilling in 2008 will also be conducted on the company’s 100% controlled Rob property, where the Company has intersected high-grade gold in near surface quartz veins similar in appearance and grade to those being mined at the nearby 5.6 million ounce Pogo, and on the Vinasale property, where the Company has entered into an exploration agreement with option to lease which contains the previously identified Vinasale gold deposit.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the loan facilities will not be completed or completed on terms not currently contemplated by the Company.  Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107